enerPLUS

The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

# NEWS RELEASE

**December 23, 2011**

## Enerplus Announces Cash Dividend for January 2012

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce that a cash dividend in the amount of CDN$0.18 per share will be payable on January 20, 2012 to all shareholders of record at the close of business on January 10, 2012. The ex-dividend date for this payment is January 6, 2012.

The CDN$0.18 per share dividend is equivalent to approximately US$0.176 per share if converted using a Canadian/US dollar exchange rate of 1.0214. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable.

The dividend paid by Enerplus is considered an "eligible dividend" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

For further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation